April 24, 2015

Katherine Hsu, Esq. Office Chief Division of Corporate Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, D.C. 20549

Re:	UBS Commercial Mortgage Securitization Corp. Amendment No. 1 to Registration Statement on Form S-3 Filed February 9, 2015 File No. 333-201987

Dear Ms. Hsu:

We are counsel to UBS Commercial Mortgage Securitization Corp. (the “Depositor”).  This letter sets forth the response of the Depositor to the oral comments of Ms. LuLu Cheng, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Depositor’s registration statement (File No. 333-201987) on Form S-3 as filed on February 9, 2015.  The Staff’s oral comments were to add in the Form of Prospectus Supplement an example of specific disclosure that may be included with respect to any offering describing the nature of the review of the assets in the pool that may be undertaken in connection with such an offering, as required under Rule 193 of the Securities Act and Items 1111(a)(7) and 1111(a)(8) of Regulation AB. The Staff’s requested changes have been made on pages S-34, S-96, S-97, S-99 and S-118 of the form of prospectus supplement contained in the revised form of registration statement submitted herewith.  Enclosed herewith is a copy of Pre-Effective Amendment No. 1, which has been marked to show changes implemented in response to the oral comments of the Staff.
The Depositor hopes the Staff will find the enclosed submission responsive to its comments.  If you require any additional information, please feel free to call me at (212) 504-6820.

Very truly yours,

/s/ Frank Polverino
Frank Polverino

Frank Polverino   Tel  +1 212 504 6820   Fax  +1 212 504-6252    frank.polverino@cwt.com